Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of the Partnership’s underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	September 30,	December 31,	January 1,
US$ MILLIONS, UNAUDITED	2010	2009	2009
Assets
Investment in associate (Note 4)	$1,118	$1,130	$641
Total assets	$1,118	$1,130	$641
Liabilities and partnership capital
Accumulated other comprehensive income	$78	$67	$101
Partnership capital (Note 5)	1,040	1,063	540
Total liabilities and partnership capital	$1,118	$1,130	$641

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the three month period		For the nine month period
	ended September 30		ended September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009
Earnings from investment in associate	$19	$1	$29	$42
Net income	$19	$1	$29	$42
Earnings per unit
Basic and diluted (Note 6)	$0.30	$0.04	$0.46	$1.85

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the three month period		For the nine month period
	ended September 30		ended September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009
Net income	$19	$1	$29	$42
Other comprehensive income (loss)
Revaluation	2	4	2	6
Foreign currency translation	83	(1)	33	32
Net loss on related hedging items	(28)	(1)	(25)	(55)
Deferred (taxes) recovery	—	(1)	1	9
Other comprehensive income (loss)	57	1	11	(8)
Comprehensive income	$76	$2	$40	$34

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

		Retained		Foreign		Total
THREE MONTHS ENDED SEPTEMBER 30, 2010	Partnership	earnings	Revaluation	currency	Hedge gains	Partnership
US$ MILLIONS, UNAUDITED	units	(deficit)	Surplus	translation	(losses)	Capital
Balance as at June 30, 2010	$1,092	$(53)	$26	$(16)	$11	$1,060
Net income	—	19	—	—	—	19
Other comprehensive income (loss)	—	—	2	83	(28)	57
Partnership distributions	—	(18)	—	—	—	(18)
Balance as at September 30, 2010	$1,092	$(52)	$28	$67	$(17)	$1,118

				Foreign		Total
THREE MONTHS ENDED SEPTEMBER 30, 2009	Partnership	Retained	Revaluation	currency	Hedge gains	Partnership
US$ MILLIONS, UNAUDITED	units	earnings	Surplus	translation	(losses)	Capital
Balance as at June 30, 2009	$533	$28	$54	$33	$5	$653
Net income	—	1	—	—	—	1
Other comprehensive income (loss)	—	—	4	(1)	(2)	1
Partnership distributions	—	(6)	—	—	—	(6)
Prior year adjustment	—	(3)	—	—	—	(3)
Balance as at September 30, 2009	$533	$20	$58	$32	$3	$646

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

		Retained		Foreign		Total
NINE MONTHS ENDED SEPTEMBER 30, 2010	Partnership	earnings	Revaluation	currency	Hedge gains	Partnership
US$ MILLIONS, UNAUDITED	units	(deficit)	Surplus	translation	(losses)	Capital
Balance as at December 31, 2009	$1,092	$(29)	$26	$34	$7	$1,130
Net income	—	29	—	—	—	29
Other comprehensive income (loss)	—	—	2	33	(24)	11
Partnership distributions	—	(52)	—	—	—	(52)
Balance as at September 30, 2010	$1,092	$(52)	$28	$67	$(17)	$1,118

				Foreign		Total
NINE MONTHS ENDED SEPTEMBER 30, 2009	Partnership	Retained	Revaluation	currency	Hedge gains	Partnership
US$ MILLIONS, UNAUDITED	units	earnings	Surplus	translation	(losses)	Capital
Balance as at January 1, 2009	$541	$(1)	$52	$—	$49	$641
Net income	—	42	—	—	—	42
Other comprehensive income (loss)	—	—	6	32	(46)	(8)
Partnership distributions	—	(18)	—	—	—	(18)
Unit repurchases	(8)	—	—	—	—	(8)
Prior year adjustment	—	(3)	—	—	—	(3)
Balance as at September 30, 2009	$533	$20	$58	$32	$3	$646

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the three month period		For the nine month period
	ended September 30		ended September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009
Operating activities
Net income	$19	$1	$29	$42
Distributions from associate	18	6	52	26
Adjustments for non-cash items:
Earnings from investment in associate	(19)	(1)	(29)	(42)
Cash provided by operating activities	$18	$6	$52	$26
Financing activities
Distributions to unitholders	$(18)	$(6)	$(52)	$(18)
Repurchase of units during the period	—	—	—	(8)
Cash used in financing activities	$(18)	$(6)	$(52)	$(26)
Cash and equivalents
Change during the period	—	—	—	—
Balance, beginning of period	—	—	—	—
Balance, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS — UNAUDITED

For the period from January 1, 2010 to September 30, 2010.

1.              ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 59% interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”). Brookfield Infrastructure L.P. was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities, energy and transport and timber operations in North and South America, Australasia and Europe.

Because BIP does not hold a controlling interest in Brookfield Infrastructure, as defined by IAS 27 Consolidated and Separate Financial Statements or SIC-12 Special Purpose Entities, BIP does not consolidate the results of operations, assets or liabilities of Brookfield Infrastructure. The consolidated financial statements of Brookfield Infrastructure should be read in conjunction with BIP’s financial statements.

2.              SUMMARY OF ACCOUNTING POLICES

These interim condensed financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Partnership expects to adopt in its financial statements as at and for the year ending December 31, 2010. The accounting policies the Partnership expects to adopt in its financial statements as at and for the year ending December 31, 2010 are disclosed in Note 2 of the Partnership’s interim financial statements as at and for the three months ended March 31, 2010, with which reference should be made to in reading these interim condensed financial statements.

As these interim condensed financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Partnership’s most recent annual financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), were included in the Partnership’s interim condensed financial statements as at and for the three months ended March 31, 2010.

These interim condensed financial statements, should be read in conjunction with the Partnership’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these statements and the additional annual disclosures included therein, and the Partnership’s interim condensed financial statements, as at and for the three months ended March 31, 2010.

These interim condensed financial statements were authorized for issuance by the Board of Directors of the Partnership on November 2, 2010.

All figures are presented in millions of United States dollars unless otherwise noted.

3.              TRANSITION TO IFRS

The Partnership has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS the Partnership prepared its financial statements in accordance with U.S. GAAP. The Partnership’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the Partnership will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The Partnership’s transition date is January 1, 2009 (the “transition date”) and the Partnership has prepared its opening IFRS balance sheet at that date. These interim condensed financial statements have been prepared in accordance with the accounting policies described in Note 2 of the Partnership’s interim condensed financial statements, as at and for the three months ended March 31, 2010.

The Partnership will ultimately prepare its opening balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, subsequent changes to IFRS may impact the policies used to prepare the financial statements for the year ending December 31, 2010 which may differ from these financial statements.

Brookfield Infrastructure, the sole investment of the Partnership, has converted to IFRS on the same basis, with the same elections and the same transition date as Brookfield Infrastructure Partners L.P.

(a) Elected Exemptions From Full Retrospective Application

In preparing these interim condensed financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Partnership has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Cumulative translation differences

The Partnership has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries of Brookfield Infrastructure.

(ii) Business combinations

The Partnership has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009 IFRS transition date.

(b) Mandatory Exceptions To Retrospective Application

In preparing these interim condensed financial statements in accordance with IFRS 1 the Partnership has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i) Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Partnership under U.S. GAAP are consistent with their application under IFRS.

(ii) Hedge Accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Partnership’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(c) Reconciliation of Partnership capital as reported under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at the transition date:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2008		$546
Cumulative differences in income under IFRS for investment in associate	(i)	2
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	93
As reported under IFRS - January 1, 2009		$641

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at September 30, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - September 30, 2009		$535
Cumulative differences in income under IFRS for investment in associate	(i)	11
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	100
As reported under IFRS - September 30, 2009		$646

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at December 31, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2009		$1,074
Cumulative differences in income under IFRS for investment in associate	(i)	(10)
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	66
As reported under IFRS - December 31,2009		$1,130

(i) Cumulative differences in income under IFRS for investment in associate

Reflects the difference between the cumulative income realized by the equity accounted associate under U.S. GAAP and the income that was recognized as a result of the adoption of IFRS.

(ii) Cumulative differences in other comprehensive income under IFRS for investment in associate

Reflects the difference between the accumulated other comprehensive income realized by the equity accounted associate under U.S. GAAP and the income that was recognized as a result of the adoption of IFRS.

(d) Reconciliation Of Net (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2009.

		Three months	Nine months
		ended	ended	Year ended
		September 30,	September 30,	December 31,
MILLIONS	Note	2009	2009	2009
Net (loss) income as reported under U.S. GAAP		$(3)	$32	$28
Differences in income (loss) under IFRS	(i)	4	10	(12)
Income as reported under IFRS		$1	$42	$16

(i) Differences in income (loss) under IFRS for investment in associate

Reflects the difference between the cumulative income (loss) realized by the equity accounted associate under U.S. GAAP and the income (loss) that was recognized as a result of the adoption of IFRS.

(e) Reconciliation Of Comprehensive (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s comprehensive income reported in accordance with U.S. GAAP to its comprehensive (loss) income in accordance with IFRS for the year ended December 31, 2009 and three and nine month periods ended September 30, 2009.

		Three months	Nine months
		ended	ended	Year ended
		September 30,	September 30,	December 31,
MILLIONS	Note	2009	2009	2009
Comprehensive (loss) income as reported under U.S. GAAP		$(4)	$17	$20
Differences in net income (loss)	(i)	4	10	(12)
Differences in other comprehensive income (loss)	(ii)	2	7	(26)
Comprehensive income (loss) as reported under IFRS		$2	$34	$(18)

(i) Differences in net income (loss)

Reflects the differences in net income (loss) between U.S. GAAP and IFRS for the respective period.

(ii) Differences in other comprehensive income (loss)

Reflects the differences in other comprehensive income (loss) between U.S. GAAP and IFRS for the respective period.

4. INVESTMENT IN ASSOCIATE

The Partnership’s net investment in its associate is as follows:

		Book Value
		September 30,	December 31,	January 1,
US$ MILLIONS	Ownership %	2010	2009	2009
Brookfield Infrastructure L.P.	59%	$1,118	$1,130	$641

An adjustment has been made in recording the Partnership’s share of equity accounted for earnings for its investment in Brookfield Infrastructure. The mark to market and interest expense associated with the redeemable partnership units issued by Brookfield Infrastructure has been reversed at the Partnership level.

The following table presents certain summarized financial information for the Partnership’s investment in Brookfield Infrastructure, on a 100% ownership interest in the entity:

	For the three month period		For the nine month period
	ended September 30		ended September 30
US$ MILLIONS	2010	2009	2010	2009
Revenue	$10	$8	$28	$22
Cost of Revenue (inclusive of depreciation expense)	(4)	(4)	(15)	(9)
Other Income	4	—	4	3
Selling, general and administrative expenses	(8)	(3)	(23)	(10)
Earnings from investment in associates	36	4	71	3
Profit before under noted	38	5	65	9
Gain on sale of investment	—	—	—	106
Interest expense	(16)	(7)	(47)	(22)
Mark to market loss adjustment on redeemable partnership units	(129)	(77)	(96)	(94)
Net loss before income tax expense	(107)	(79)	(78)	(1)
Income tax expense	(1)	(1)	(3)	(35)
Net loss	$(108)	$(80)	$(81)	$(36)

	September 30	December 31	January 1
US$ MILLIONS	2010	2009	2009
Current assets	$78	$76	$63
Non-current assets	2,007	1,981	1,271
	$2,085	$2,057	$1,334
Current liabilities	$52	$22	$7
Non-current liabilities	138	121	248
Preferred shares	20	20	20
	$210	$163	$275
Redeemable partnership units	809	713	169
	$1,019	$876	$444

5. PARTNERSHIP CAPITAL

As at September 30, 2010, the number of issued and outstanding Partnership units have changed as follows:

	For the three month period ended September 30
	2010		2009
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of period	$1,039	63,155,680	561	22,486,269
Distributions to unitholders	(18)	44	(6)	—
Net income for the period	19	—	1	—
Repurchase of units during the period	—	—	—	—
Prior period adjustment	—	—	(3)	—
Outstanding at end of period	$1,040	63,155,724	$553	22,486,269

	For the nine month period ended September 30
	2010		2009
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of period	$1,063	63,155,680	540	23,160,269
Distributions to unitholders	(52)	44	(18)	—
Net income for the period	29	—	42	—
Repurchase of units during the period	—	—	(8)	(674,000)
Prior period adjustment	—	—	(3)	—
Outstanding at end of period	$1,040	63,155,724	$553	22,486,269

6. EARNINGS PER UNIT

The components of basic and diluted earnings per unit are summarized in the following table:

	For the three month period		For the nine month period
	ended September 30		ended September 30
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	2010	2009	2010	2009
Net income	$19	$1	$29	$42
Weighted average units outstanding — basic	63,155,680	22,486,269	63,155,680	22,665,937
Weighted average units outstanding — diluted	63,155,680	22,486,269	63,155,680	22,665,937

7. ACQUISITIONS

On August 23, 2010, we announced that we entered into a definitive merger agreement with Prime Infrastructure whereby Prime securityholders will receive 0.24 BIP units per Prime unit held. Based on BIP’s unit price as at September 30, 2010, the transaction values Prime Infrastructure implicitly at $1.6 billion. Subsequent to quarter end, we announced that we increased the merger consideration to Prime securityholders by A$ 0.20 per security. Upon successful completion of the transaction, Brookfield Infrastructure will increase its ownership of Prime from 40% to 100%. Our current expectation is that the transaction will be completed in the fourth quarter of 2010.